FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of December 2002
                            17 December 2002



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing BSkyB Response to OFT released on 17 December 2002


BRITISH SKY BROADCASTING


Press release


17 December 2002


RESPONSE FROM BSKYB TO DECISION BY OFT


Following the publication today of a decision by the Office of Fair Trading that the company has not been found in breach of competition law, a BSkyB spokesman said:



"After an investigation lasting nearly three years, BSkyB welcomes confirmation that its conduct has not infringed the Competition Act."



- ENDS -



Notes for Editors



1. The OFT announced its investigation of BSkyB on 11 January 2000 using its powers under the Fair Trading Act 1973.  In its Issues Paper of 1 March

2000, the OFT specified its then current approach to prescriptive regulation of the BSkyB's wholesale supply of pay-TV channels.



2. On 5 December 2000, the OFT indicated that it would continue the inquiry under the Competition Act.



3. On 17 December 2001, the OFT announced that it proposed to make a decision that BSkyB had infringed the Competition Act.  It was at this stage that, for the first time, BSkyB was made aware of the allegations against it and the company's rights of defence were invoked.



Enquiries



Analysts/Investors:



Neil Chugani Tel: 020 7705 3837
Andrew Griffith Tel: 020 7705 3118


Press


Julian Eccles
Tel: 020 7705 3267


Portland:


Tim Allan
Tel: 020 7404 5344




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 December 2002                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary